VIA EDGAR

February 11, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re: Genius Group Ltd.

Amendment No. 5 to Registration Statement on Form F-1

Filed January 25, 2022

File No. 333-257700

Dear Mr. Lamparski,

Genius Group Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 9, 2022, regarding the Registration Statement on Form F-1 filed with the Commission on January 25, 2022.

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For the Staff’s convenience, we have repeated below the Staff’s comments in italics and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form F-1, which is being filed with the Commission contemporaneously with the submission of this letter. Caption and page references herein correspond to those set forth in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form F-1 Filed January 25, 2022

Cover Page

1. We note your amended disclosure in response to comment 1, and reissue the comment in part. In this regard, reference is made to the graphic presented on page 143. Where the graphic implies that you cover education from "Prep 0-7" through "Mentor 18-100+," please revise the graphic, as you have in a similar graphic on the inside of your registration statement cover page, to include the number of students enrolled at each of these levels, the number of students that are paying students, the businesses which include such students, the location of these businesses, and their contribution to overall revenue. For example, for "Prep 0-7" indicate that this subset is covered by Education Angels, which operates only in New Zealand, specify the number of students at ages 0-7, and indicate the percentage of revenue that comes from this subset. As requested in comment 1, please also include similar revisions elsewhere, such as on page 124 of your Business section where you discuss accredited courses, global faculty, and a "100 Year Curriculum."

Response: We have updated the graphic on page 140 with the same graphic used on the inside of the registration statement cover page to include the number of students enrolled at each of these levels, the number of students that are paying students, the businesses which include such students, the location of these businesses, and their contribution to overall revenue.

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We have also reviewed Amendment No. 6 for all general mentions of accredited courses, global faculty and a “100 Year Curriculum” in order to clarify, qualify or delete such references and made the following amendments:

●	We have deleted the reference to “accredited curriculum” in the “Our Genius Curriculum” section on page 17 to read “The Genius Group curriculum is currently delivered locally in cities around the world, in our campuses, centers and resorts, as well as online via GeniusU.”
●	We have deleted the image on page 125 which refers to a “100 Year Curriculum”
●	We have changed the wording in the “Our Edtech Platform” section on page 134 to read “We believe learning and discovery are critical lifelong activities and we have acquired companies with courses and content that we plan to integrate and align into a full lifelong curriculum.”
●	We have changed the wording in the “Our Niche” section on page 177 to read “With our chosen niche, we believe we will be able to capitalize on the growing entrepreneur movement together with the growing demand for a relevant, 21st century education system, towards our aspiration of delivering a lifelong curriculum.”
●	We have changed the wording in the “Instant Translation” section on page 184 to read “We are developing GeniusU to enable instant translation for both curriculum and communication. This will mean students in most countries will have access to our global faculty and curriculum on GeniusU in the future, enabling our students to learn and our faculty to mentor across multiple countries and languages.”

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Prospectus Summary, page 4

2. We note your amended disclosure in response to comment 3, and reissue the comment in part. To provide additional context for investors, please revise the disclosure in the beginning of your prospectus summary to include the graphic titled “Our Genius Group Companies” that you have included on the inside of your registration statement cover page and page 130 of your Business section. In addition, where you disclose that PIN is the only IPO acquisition company that has started using the GeniusU Edtech platform on pages 16 and 143, please also to disclose when you expect to integrate your education tools and entrepreneur programs into the businesses of the IPO acquisition companies that do not currently use such tools or programs. Lastly, please revise to include the "Our Revenue Growth" and "Our Financial Growth" graphics in your prospectus summary, which were previously included here, but recently moved to the inside of the registration statement cover page.

Response: We have made the following changes to Amendment No. 6 in response to the Staff’s comment:

●	We have added the graphic “Our Genius Group Companies” to the beginning of the Prospectus Summary on page 8.
●	We have added wording to the sections on page 19 with reference to when we expect to integrate our education tools and entrepreneur programs into the IPO Acquisitions as follows: “Our plan is for Education Angels, E-Square and UAV to begin an integration and expansion process for their courses to be added to GeniusU and our Genius Curriculum. This process will begin as soon as the IPO Acquisitions have been completed. We have provided further details in the prospectus section entitled “Business — Our Genius Curriculum — Our Courses, Products and Services” on the current courses, products and services provided by each of these companies at each stage of learning, and our Post-IPO plans to integrate and expand each company’s offering with GeniusU and our Genius Curriculum.”
●	We have added similar wording as above on pages 153 and 154.
●	We have added the graphic “Our Revenue Growth” to the beginning of the Prospectus Summary on page 9.

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3. We note your discussions of the number of students enrolled, number of paying students, the businesses which include such students and their contribution to overall revenue relating to "PRIMARY - 6 to 14 years old" and "SECONDARY - 12 to 18 years old" on pages 16 and 143. Please revise to separately quantify and clarify how E-Square's number of students enrolled, number of paying students, and its overall revenue contributes to each of these levels. In this regard, it is unclear how E-Square can contribute "relative revenue and student size" to your "SECONDARY - 12 to 18 years old" level, if all of its revenue and paying students is related to the "PRIMARY - 6 to 14 years old" level.

Response: We have revised the wording on pages 18, 153 and 154 to read:

●	“PRIMARY — 6 to 14 years old: Our IPO Acquisition, E-Square, provides courses and a full primary school program to this stage of education. With $0.4 million in 2020 revenue and 372 paying students at primary school level, this represents less than 2% of our pro forma Group revenue and less than 1% of our total paying students in 2020 in our primary school offering.”
●	“SECONDARY — 12 to 18 years old: Our IPO Acquisition, E-Square, also provides courses and a full secondary school program to this stage of education. With $0.4 million in 2020 revenue and 305 paying students at secondary school level, this also represents less than 2% of our pro forma Group revenue and less than 1% of our total paying students in 2020 in our primary school offering. Between primary and secondary school levels combined, E-Square had $0.8 million in 2020 revenue and 677 paying students, representing approximately 3% of our pro forma Group revenue and 1% of our paying students, currently making our offering to school students the smallest and newest contributor to the Group.”

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Risk Factors

Risks Related to Our Business and Industry (All Group Companies), page 30

4. We note your amended disclosure in response to comment 5, and reissue the comment in part. In this regard, we note that your risk factor disclosure in the “Risks Related to Our Business and Industry (All Group Companies)" section continues to focus on GeniusU, your Edtech platform, and the Pre-IPO Group. For instance, your risk factor disclosure on page 30 states that, "In each of 2019 and 2020, and the six months ended June 30, 2021 and June 30, 2020, over 90% of our revenues were generated from operations outside of the United States." However, this does not appear to take into account the IPO Acquisition companies contribution to your revenues given, for instance, 41% of your pro forma Group revenue in 2020 was generated from UAV's operations in the state of California. Please revise your risk factor disclosure in this section to not only disclose risks that are specific to the Pre-IPO Group and your GeniusU Edtech platform, but also risks related to all of the IPO Acquisition companies included in the Group.

Response: We have revised the language in Amendment No. 6 to provide a fuller and more balanced account of the risks related to all Pre-IPO Group and IPO Acquisition companies with the following changes:

●	We have changed the wording on the global business risk referenced by the Staff on page 33 to read: “In each of 2019 and 2020, and the six months ended June 30, 2021 and June 30, 2020, over 90% of our revenues from the Pre-IPO Group were generated from operations outside of the United States. When including the IPO Acquisitions, over 50% of our pro forma revenues for Genius Group for these same periods were generated from operations outside of the United States.”
●	We have added additional wording throughout the section “Risks Related to Our Business and Industry (All Group Companies)” from pages 33 to 42 to clarify that this section relates to all companies within the Group, including IPO Acquisitions.
●	We have added substantially to the section “Risks Related to Our Business and Industry (Specific to IPO Acquisitions)” from pages 44 to 50 with additional risks for all IPO Acquisitions as a whole and specific risks applicable to each of the IPO Acquisitions.
●	We have updated the summary “Summary of Risks Affecting our Company” section on pages 20 to 23 to summarize the risks added in the changes above.

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Management's Discussion and Analysis of Financial Condition and Results of Operations The Impact of the COVID-19 Pandemic on Operations, page 85

5. We note your amended disclosure in response to comment 9, and we reissue in part. Please revise to discuss how the effects your IPO Acquisition companies have experienced from the pandemic has or will impact their ability to contribute to your digital education revenue, as you have with respect to the companies in the Pre-IPO Group.

Response: We have updated the section “The Impact of the COVID-19 Pandemic on Operations” on page 93 and the section “Business Impact of the COVID-19 Pandemic” on page 127 with additional wording to explain how the effects each IPO Acquisition companies have experienced from the pandemic have impacted or will impact their ability to contribute to our digital education revenue, together with a summary of the overall impact of the pandemic on the digital education revenue of the Group as a whole.

6. You disclose on page 85 that, "The four IPO Acquisitions were also impacted by COVID-19. Each company, however, was able to maintain or grow their revenues during this period." Please reconcile this disclosure with your disclosure in the paragraph immediately following, which indicates that UAV experienced a 16% decline in revenue in 2020 and a 23% decrease in revenue for the six months ended June 30, 2021 as a result of the pandemic.

Response: We have corrected the wording on Page 94 and Page 128 to read: “The four IPO Acquisitions were also impacted by COVID-19. While UAV experienced a drop in revenue, the other three IPO Acquisitions were able to maintain or grow their revenues during this period.”

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Results of Operations

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020 (Income Statement), page 100

7. We note your revised disclosures in response to comment 11, and that UAV’s decline in revenues was largely due to “uncertainties” of students to be able to enroll and complete the semester due to the prolonged lock down in the first half of 2021. Please explain what is meant by "uncertainties," and whether this means that students disenrolled or otherwise decided not to attend.

Response: The Staff’s comment is duly noted. To clarify, we have provided the following explanation of UAV’s revenue decline on page 102 as follows: “While UAV’s education revenue appears to decrease by 31% on an annualized basis in the first six months of 2021, this is partially due to seasonality. UAV degree programs normally begin in the Fall term, in the second six months of the year, while UAV certification courses accept enrolments also in the Winter and Spring terms, in the first six months of the year. As a result, in past years, the difference between the revenue in the first six months and second six months of the calendar year can vary between 10% to 20%, with lower revenues in the first six months. In 2021, while UAV’s campus was closed, the number of enrolments for students commencing courses in the first six months decreased while the number of registered enrolments for students choosing to commence courses in the second six months and for when UAV anticipated opening of the campus in the Fall term increased. As a result, preliminary results for the second half of 2021 show a strong recovery, and indicate that 2021 full year revenue and profit will exceed 2020.”

We have revised the wording on page 110 to delete the word “uncertainties” and to read: “UAV’s decline was due to the impact of the COVID-19 lockdown measures in which the university campus was closed. As a result, the number of enrolments for students commencing courses in the first six months reduced while the number of registered enrolments for students choosing to commence courses in the second six months and for when UAV anticipated opening of the campus in the Fall term increased.”

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Credit Facility, page 114

8. We note your amended disclosure in response to comment 12, and reissue the comment in part. Please revise to disclose the amounts outstanding under UAV's two bank notes payable.

Response: We have revised the language in Amendment No. 6 under “Credit Facilities” (heading amended to plural) on page 123 to disclose the amounts outstanding on UAV’s two bank notes payable of $73,534 and $73,630 as at December 31, 2020. We have also corrected a typographical error in the disclosure regarding the date of forgiveness of UAV’s PPP loan from November 2020 to November 2021.

Genius Group Limited and Subsidiaries Consolidated Financial Statements

Note 4. Business Combinations, page F-23

9. We note your response to prior comment 16. Please revise your disclosure to bridge the difference between the amounts in your disclosure in your notes to the financial statements and the amounts presented on your financial statements. Your revised disclosure should be presented in a level of detail consistent with your response to comment 16.

Response: We have revised the language in Amendment No. 6 on pages F-25 and F-26 (Note 4 - Business Combinations) to provide disclosures presented to bridge the following differences between the amounts in the notes to the financial statements and the amounts presented on the financial statements.

●	The difference between the purchase consideration less the total of net assets acquired, being $25,190,856 as disclosed in Note 4, and the amounts recorded under Reserves in the Consolidated Statements of Changes in Stockholders’ Equity, being $5,123,337 as at January 1, 2019 and $20,379,513 for 2020.
●	The difference between the consideration for the acquisition of $30,997,810 as disclosed in Note 4 and the amount of $17,798,374 for ordinary shares issued for the acquisition recorded in the Consolidated Statements of Changes in Stockholders’ Equity.

The disclosures are presented in accordance with and to a level of detail consistent with our response to prior comment 16.

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Exhibits

10. Refer to Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm. Please revise the consent of Marcum LLP so it references the correct dual dating of its report on the audited financial statements of the Genesis Group Limited and Subsidiaries included on page F-3 of the registration statement.

Response: We have attached as Exhibit 23.1 an updated consent that is linked correctly to page F-3 of the registration statement.

We thank the Staff for its review of the foregoing and Amendment No. 6. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

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Sincerely,

/s/ Roger James Hamilton

Roger James Hamilton, CEO

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